

April 10, 2014

Via E-mail
Felipe Contreras Fajardo
Chief Accounting Officer
c/o Robert Moreno Heimlich
Banco Santander-Chile
Bandera 140, 19th Floor
Santiago, Chile

> **Re: Banco Santander-Chile**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **File No. 001-14554**

Dear Mr. Contreras Fajardo:

We have reviewed your response letter dated April 7, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Allowances for Residential Mortgage Loans, page 110

1.   We note your response to prior comment 1 that you update the loan history used to determine your residential mortgage loan allowance *only* when your predictability and stability indicators determine an update is needed. You monitor these two metrics on a monthly basis to re-assess whether your models are appropriately reflecting incurred losses. In addition, we note from your response filed on March 14, 2014 that these metrics are monitored based on loan types, renegotiated and non-renegotiated loans, and the timeframe of the data used could differ significantly between the two populations. You disclose on pages 110 and F-28 that historical net charge-offs are considered in the allowance model to calculate loss rates for the allowance for residential mortgages. In your future filings, please clearly state that the period(s) of historical net charge-offs used in the allowance model may be more than a year old as you update the historical net

charge-offs only when your assessment of predictability and stability indicators determine it is necessary. Tell us and revise future filings to also clarify whether this updating policy applies to other allowance models (i.e. consumer loans, small commercial loans, etc.) that also consider historical losses in determination of the allowance.

Management's Report on Internal Control Over Financial Reporting, page 183

2.   We note your preliminary response to prior comment 2 and the fact you will fully respond on April 21, 2014. Please ensure your response on April 21, 2014 considers your assessment of internal control over financial reporting (ICFR) *and* disclosure controls and procedures (DCP). The definition of DCP in Exchange Act Rule 13a-15(e) covers all information required to be disclosed by the issuer in the reports that it files or submits under the Act including those in the forepart of the 20-F. In addition, please clarify the following in your April 21, 2014 response:

- You state that there are two processes related to the allowance for your individually significant C and D risk category loans and that you designed a control to address the second process for identifying adjustments to IFRS and relevant and accurate IFRS disclosures. Tell us if this control is performed only on an annual basis or more frequently, and whether this control was designed before December 31, 2013 considering your response that addressed this topic was filed on February 3, 2014.

- You state that the control, performed quarterly, to review the hedging disclosure for reasonableness on both a quantitatively and qualitatively basis was not operating effectively as of December 31, 2012. You further state that you corrected the deficiency in 2013 by removing the line item inappropriately included in the table. Considering this is a quarterly control and this line item was still included in the quarterly reports furnished on Form 6-Ks on May 20, 2013, September 25, 2013, and December 11, 2013, as well as the fact that the error was not identified and acknowledged by you until your February 3, 2014 response letter, tell us how you determined the deficiency was corrected in 2013 by removing the line item only in the year-end financial statements.

- Your preliminary response on the disclosure of guarantee of certain mutual funds suggests that there is no deficiency specifically related to this item as of December 31, 2013 because of the sale of Santander Asset Management S.A. We note the control you cite to address this disclosure error was the Disclosure Committee review of the quantitative accuracy and the qualitative appropriateness of the to-be-published financial statements (local GAAP and/or IFRS). Similar to the hedging disclosure, this disclosure was unchanged in your local GAAP quarterly financial statements furnished on the Form 6-Ks listed above. Therefore, in your response, please ensure your assessment of this control considers the frequency of performance of this control and how this disclosure deficiency also impacted your assessment of disclosure controls and procedures. Lastly, please tell us whether you determined there to be a deficiency in this control as of December 31, 2012.

- You refer to a review of all footnotes for compliance with required disclosures under IFRS as the control you would have designed to address the accounting for the cash-settled share-based payment plan. Please clarify whether the accounting for the plan is different under local GAAP versus IFRS as it was not a disclosed difference on pages 51 and 52 of the Form 20-F. In your response, specifically address if you have any controls over share-based payment plans in the last three years other than the overall review of all footnotes for compliance with required disclosures under IFRS.

Consolidated Financial Statements, page F-1

Note 33 - Personnel Salaries and Expenses, page F-118

3.   We note your response to prior comment 3 that you re-measured the obligation at each date using a Monte Carlo model, which took into account the terms and conditions upon which the rights were granted and the extent to which the employees have rendered service to date. Please tell us whether your Montel Carlo model took into consideration the likelihood of Banco Santander S.A. achieving the TSR and EPS objectives at each measurement date.

You may contact Lindsay McCord at (202) 551-3417 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant